March 21, 2006


Mr. Michael D. Bennett
Vice President, Secretary and Treasurer, MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714


Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
      File No. 1-32530

Dear Mr. Bennett:

      We have reviewed your response to our letter dated February
13,
2006 and have the following comment. We ask that you respond by April
4, 2006.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11 - Business Segment and Geographical Information, page 44

1. We note your response to our prior comment and appreciate the additional information you have provided. Based on that information, it remains unclear to us how you have concluded that all three of the operating segments you aggregate in the Filtration Products segment meet all the aggregation criteria in paragraph 17 of SFAS 131 and that your aggregation of these segments is consistent with the objective and basic principles of SFAS 131. For example, we note that the gross profit margins achieved in your Filtration Products segment ranged from 16.3% to 25.3% and 13.9% to 25.3% for the years ended January 31,
2004 and January 31, 2003, respectively. Additionally we note that the operating profit margins realized in your Filtration Products segment ranged from 1.9% to 12.1% and negative 2.5% to 8.8% for the years ended January 31, 2004 and January 31, 2003, respectively. Specifically we note that Midwestco Filter Resources, Inc. had consistently lower gross profit and operating profit margins during each historical period you presented. In light of these factors, help us understand how and why you have concluded that the three operating segments in your Filtration Products reporting segment have similar economic characteristics.

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
      Accounting Branch Chief
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Mr. Michael Bennett
MFRI, Inc.
March 21, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE